UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Notice of Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on May 21, 2024, Sol-Gel Technologies Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the bid price of the Company’s ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with an 180 calendar days compliance period, or until November 18, 202, in which to regain compliance with Nasdaq continued listing requirement. On November 19, 2024, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until May 19, 2025, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rule 5550(a)(2).

On May 22, 2025, the Company received a letter from Nasdaq notifying the Company that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 13 consecutive business days from May 5, 2025 through May 21, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

This Report is incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-223915,  333-270477 and  333-286820), and Form F-3 (Registration No  333-286822), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 22, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer